Landcadia Holdings III, Inc.

1510 West Loop South

Houston, Texas 77027

June 22, 2021

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landcadia Holdings III, Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed June 11, 2021

File No. 333-252693

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Landcadia Holdings III, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at 4:00 p.m., prevailing Eastern Time, on June 24, 2021, or as soon as practicable thereafter.

Please contact Joel Rubinstein (email: joel.rubinstein@whitecase.com or telephone: (212) 819-7642) or Elliott Smith (email: elliott.smith@whitecase.com or telephone: (212) 819-7644) of White & Case LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

By:	/s/ Tilman J. Fertitta
Name:	Tilman J. Fertitta
Title:	Chief Executive Officer

cc:	Joel Rubinstein, White & Case LLP

Elliott Smith, White & Case LLP